# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Yext, Inc., CIK 0001614178
CUSIP: 98585N106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 61 Ninth Avenue, New York, New York (NY), 10011
Date of event which requires filing of this statement: 07/01/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 19,015,087; shared voting power 0; sole dispositive power 19,015,087; shared dispositive power 0; aggregate amount beneficially owned 19,015,087 (19% of the class)
- Lynrock Lake Partners LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 19,015,087; shared voting power 0; sole dispositive power 19,015,087; shared dispositive power 0; aggregate amount beneficially owned 19,015,087 (19% of the class)
- Cynthia Paul (CIK 0001736572): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 19,015,087; shared voting power 0; sole dispositive power 19,015,087; shared dispositive power 0; aggregate amount beneficially owned 19,015,087 (19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Yext, Inc.
Address of issuer's principal executive offices: 61 Ninth Avenue, New York, New York (NY), 10011

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Lynrock Lake LP (the "Investment Manager"), Lynrock Lake Partners LLC (the "General Partner") and Cynthia Paul ("Ms. Paul" and, with the Investment Manager and the General Partner, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.
Residence or business address: The principal business office of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Present principal occupation or employment: The principal business of the Reporting Persons is investment management. Ms. Paul serves as the Sole Member of the General Partner, which is the general partner of the Investment Manager.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Investment Manager and General Partner was organized in the state of Delaware, and Ms. Paul is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Common Stock reported herein was purchased by Lynrock Lake Master Fund LP (the "Lynrock Fund") between March 9, 2022 and June 15, 2026. The source of the capital to purchase such securities was the Lynrock Fund's working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 19,015,087 shares of Common Stock reported herein is approximately $122,020,350, inclusive of brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein for investment purposes, and such acquisition was made in the Reporting Persons' ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 14, 2024, which filing was amended on November 14, 2024, February 14, 2025, May 15, 2025, November 7, 2025, February 10, 2026 and April 7, 2026 (as amended, the "Schedule 13G"). The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G.

As an institutional investor and a significant holder of the Issuer's common stock, representatives of Lynrock Lake LP, including Ms. Paul, from time to time engage in ordinary course discussions with members of the Issuer's management team and board of directors regarding topics including the Issuer's business, operations, and financial performance. On July 1, 2026, during a conversation with the Issuer's general counsel, the Issuer extended an invitation to Ms. Paul to join the Issuer's Board of Directors, subject to the satisfaction of customary governance approvals. Ms. Paul accepted the invitation. On July 7, 2026, the board formally approved the appointment of Ms. Paul as a director, to serve until the Issuer's 2027 Annual Meeting of Stockholders.

Ms. Paul currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer's board of directors and management as part of her duties as a director. Neither Ms. Paul (other than in her capacity as a director) nor the other Reporting Persons have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may, in their sole discretion, depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, purchase additional Common Stock, or other securities convertible into or exchangeable for Common Stock, or dispose of Common Stock or other securities convertible into or exchangeable for Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may engage in conversations with management and/or the Board regarding a range of issues, including those relating to the business and strategy of the Issuer, management, corporate governance, operations, investor communications, capital allocation, capital structure, mergers and acquisitions strategy, and executive compensation. The Reporting Persons also may have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 100,248,116 shares of the Issuer's Common Stock outstanding as of May 19, 2026, as represented in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 2, 2026.

The Reporting Persons' ownership of the Issuer's securities consists of 19,015,087 shares of Common Stock held directly by the Lynrock Fund. The preceding does not include an aggregate of 89,058 shares of Common Stock underlying a restricted stock unit award granted to Ms. Paul pursuant to the Issuer's Amended and Restated Outside Director Compensation Policy. Because the shares underlying the restricted stock unit award may not be acquired by Ms. Paul within 60 days of the date hereof, they are not considered to be beneficially owned by Ms. Paul for purposes of Section 13 of the Act and, therefore, are excluded from the shares reported herein as beneficially owned.

Lynrock Lake LP (the "Investment Manager") is the investment manager of the Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by the Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC (the "General Partner"), the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by the Lynrock Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: The transactions in the Common Stock of the Issuer by the Reporting Persons during the past sixty days are set forth on Schedule A attached hereto as Exhibit 99.2 and incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Certain feeder funds that invest in the Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the Common Stock directly held by the Lynrock Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Schedule A

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, By Lynrock Lake Partners LLC, its General Partner, By Cynthia Paul, Sole Member (07/09/2026)
- Lynrock Lake Partners LLC: /s/ Cynthia Paul, By /s/ Cynthia Paul, Sole Member (07/09/2026)
- Cynthia Paul: /s/ Cynthia Paul, Cynthia Paul (07/09/2026)